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                                   EXHIBIT 8.1









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                               November 28, 1995



Host Funding, Inc.
7825 Fay Avenue, Suite 250
La Jolla, CA 92037

                         Re:  HOST FUNDING, INC.

Gentlemen:

     We have acted as counsel to Host Funding, Inc., a Maryland corporation (the "Company"), in connection with the preparation of an S-11 registration statement filed with the Securities and Exchange Commission on May 26, 1995 and an S-4 registration statement filed with the Securities and Exchange Commission on June 6, 1995 with subsequent amendments filed on September 29, 1995, and November 9, 1995 (The "Registration Statements") with respect to the offering and sale (the "Offering") of up to 777,487 shares of the Company's common stock (the "Common Stock"). The S-11 covers 500,000 shares to be issued for cash and the S-4 covers 277,487 shares to be issued for the assets of a California limited partnership which owns one hotel property.

     The Company currently owns four hotels and associated personal property (the "Initial Hotels") and will contract to acquire one additional hotel and associated personal property (the "Acquisition Hotel") upon receipt of the requisite approval from the limited partners of the Partnership owning the Acquistion Hotel. Both the Initial Hotels and the Acquisition Hotel (collectively the "Hotels")are currently operated under Super 8 franchises. The Company leases the Initial Hotels to Inn Fund, LLC, a Delaware limited liability company, pursuant to substantially similar operating leases. Inn Fund, LLC entered into management agreements with All American Group, Inc., a Delaware corporation, pursuant to which All American Group, Inc. operates and manages the Initial Hotels on behalf of Inn Fund, LLC. Upon the Company's acquisition of the Acquisition Hotel, the Company plans to lease the Hotels pursuant to substantially similar operating leases (collectively the "Leases") by and between the Company and Crossroads Hospitality Tenant Company, LLC, a Delaware limited liability company (the "Lessee"). Host Funding Advisors, Inc., a Delaware corporation (the "Advisor") will provide management and administrative services to the Company pursuant to an advisory agreement (the "Advisory Agreement").


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     The Company has requested our opinion as to:

          (a) whether the Company qualifies to be taxed as a real estate investment trust (a "REIT") pursuant to sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), for its taxable year ended December 31, 1996, and whether the Company's organization and current and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ended December 31, 1997, and in the future; and

          (b) whether the descriptions of the law and the legal conclusions contained in the portion of the prospectus in the Registration Statements (the "Prospectus") under the caption "Federal Income Tax Considerations" are correct in all material respects, and whether the discussion thereunder omits any material provision with respect to the matters covered.

     In connection with the opinions rendered below, I have examined the following:

     1. the Company's Amended and Restated Charter, as filed with the Secretary of State of the State of Maryland on ______________;

     2.   the Company's amended By-Laws, adopted effective __________, 1995;

     3. the minutes of meetings of the Company's board of directors held during calendar years 1994 and 1995;

     4.   the Prospectus;

     5.   the Leases;

     6.   the Advisory Agreement;

     7. the appraisals of the Hotels, performed by Arthur Andersen, LLP as well as individual appraisals of each hotel's personal property which set out the values of the personal property in each hotel (the "Personal Property Values");

     8. such other documents as I have deemed necessary or appropriate for purposes of this opinion.

     In connection with the opinions rendered below, I have assumed generally that:

     1. each of the documents referred to above has been duly authorized, executed, and delivered, is authentic, if an original, or accurate, if a copy , and has not been amended;

     2. during its 1996 taxable year and subsequent taxable years, the Company will continue


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to operate in such a manner that will make the representations set forth below true for such years;

     3. the Company will not make any amendments to its organizational documents after the date of this opinion that would affect its qualification as a REIT for any taxable year;

     4. no actions will be taken by the Company after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based; and

     5. the Personal Property Values accurately determine the fair market value of the personal property contained in the Hotels at the time of the Company's acquisition of such personal property.

     Furthermore, I have relied upon the correctness of the following representations of the Company and its authorized representatives:


     1. During the period from the date of the close of the Formation Transactions through December 31, 1996 (the "Relevant Period"), the following requirements will be met by (i) the Lessee, and (ii) any other person who leased, managed, or operated the Initial Hotels:

          a. such person did not and will not own, directly or indirectly (within the meaning of section 856(d)(5) of the Code), more than 35% of the shares of the Company;

          b. if such personal was a corporation, not more than 35% of its stock, measured by voting power or number of shares, or if such person was a non-corporate entity, not more than 35% of the interest in its assets or net profits was owned, directly or indirectly (within the meaning of section 856(d)(5) of the Code), by one or more persons who owned 35% or more of the shares of the Company;

          c. the Company did not and will not derive or receive any income from such person, other than rents from the Initial Hotels;

          d. such person was and will be adequately compensated for its services;

          e. if such person was or will be an individual, he or she was not an officer or employee of the Company (or the Advisor);

          f. if such person was or will be a corporation, none of its officers or employees were officers or employees of the Company (or the Advisor);

          g. if an individual served or will serve as both (i) one of such person's directors and (ii) a director and officer (or employee) of the Company (or the Advisor), that individual did not and will not receive any compensation for serving as one of such


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          person's directors; and

          h. if an individual served or will serve as both (i) one of such person's directors and officers (or employees) and (ii) a director of the Company (or the Advisor), that individual did not and will not receive any compensation for serving as a director of the Company (or the Advisor).

     2. During the Relevant Period, the Company will not furnish or render, or bear the cost of furnishing or rendering, any services to tenants of the Initial Hotels, other than (i) the maintenance of underground utilities and structural elements of the applicable hotel property or (ii) the payment of real property taxes, casualty insurance, or the cost of replacing or refurbishing personal property with respect to such hotel property. The services described in clauses
(i) and (ii) of the preceding sentence are usually or customarily provided by lessors of hotel properties in the geographic areas in which the Initial Hotels are located.

     3.   During the Relevant Period, the following requirements will be met by
(i) the Lessee, and (ii) any other person who furnished or rendered services ("Noncustomary Services") to the tenants of the Initial Hotels other than services that are described in clause (i) or (ii) of paragraph 2 above or usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant:

          a. such person satisfies the requirements described in paragraph 1 above;

          b. the cost of the Noncustomary Services will be borne by such person; and

          c. a separate charge was made for the Noncustomary Services, and the amount of the separate charge will be received and retained by such person.

     4. During the Relevant Period, the Company will not be chartered or supervised as a bank, savings and loan, or similar association under state or federal law.

     5. During the Relevant Period, the Company will not operate as a small business investment company under the Small Business Investment Act of 1958.

     6. The Company was not created by or pursuant to an act of a state legislature for the purpose of promoting, maintaining, and assisting the economy within the state by making loans that generally would not be made by banks.

     7. During the Relevant Period, the Company will not engage in the business of issuing life insurance, annuity contracts, or contracts of health or accident insurance.

     8. The Company will elect to be a REIT for its 1996 taxable year by computing its taxable income as a REIT on its 1996 federal income tax return (i.e., I.R.S. Form 1120-REIT).


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     9.   During the Relevant Period, the Company will not terminate or revoke its REIT election.

     10. During the Relevant Period, the Company will not succeed to any earnings and profits accumulated during a non-REIT year.

     11. During the Relevant Period, at least 95% of the Company's gross income, excluding gross income from the sale of property held as inventory or held primarily for sale to customers in the ordinary course of the Company's trade or business ("Prohibited Income"), will be derived from:

               a.   dividends;

               b.   interest;

               c. rents from real property (including charges for services other than Noncustomary Services, whether or not such charges were separately stated);

               d. gain from the sale or other disposition of stock, securities, and real property (including interests in real property and interests in mortgages on real property) that was not Prohibited Income;

               e.   abatements and refunds of taxes on real property;

               f. income and gain derived from real property acquired directly by foreclosure or deed in lieu thereof ("Foreclosure Property") that was not Prohibited Income;

               g. amounts received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property);

               h. gain from the sale or other disposition of real estate assets (including regular and residual interests in real estate mortgage investment conduits ("REMICs")) that was not Prohibited Income;

               i. payments under bona fide interest rate swap or cap agreements entered into by the Company to hedge variable rate indebtedness it incurred to acquire or carry real estate assets (including regular and residual interests in REMICs, to the extent provided in Code section 856(c)(6)(E) ("Qualified Hedging Contracts"); and

               j. gain from the sale or other disposition of Qualified Hedging Contracts.


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     12.  During the Relevant Period, at least 75% of the Company's gross income
(excluding Prohibited Income) will be derived from:

               a. rents from real property (excluding any interest accrued on such rents and including charges for services other than Noncustomary Services, whether or not such charges are separately stated);

               b. interest on obligations secured by mortgages on real property or on interests in real property (including interest on regular or residual interests in REMICs, to the extent provided in Code section 856(c)(6)(E));

               c. gain from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) that is not Prohibited Income;

               d. dividends or other distributions on, and gain (other than Prohibited Income) from the sale or other disposition of, transferable shares in other REITs;

               e.   abatements and refunds of taxes on real property;

               f. income and gain (other than Prohibited Income) derived from Foreclosure Property;

               g. amounts received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property);

               h. gain (other than Prohibited Income) from the sale or other disposition of real estate assets (including regular and residual interests in REMICs, to the extent provided in Code section 856(c)(6)(E)); and

               i. income that is (i) attributable to stock or a debt instrument, (ii) attributable to the temporary investment of new capital, and (iii) received or accrued during the one-year period beginning on the date on which the Company received such capital.


     13. The initial adjusted basis of the personal property contained in the Hotels equals the fair market values of such personal property as set forth above in the Personal Property Values (except to the extent that the Company acquired such personal property in a tax-free exchange). With respect to each Hotel for the Relevant Period, the ratio of (i) the average of the adjusted basis of the personal property contained in the Hotel at the beginning and at the end of such taxable year to (ii) the average of the aggregate adjusted basis of both the real property and personal property


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comprising the Hotel at the beginning and at the end of such taxable year (the
"Adjusted Basis Ratio") did not exceed 15%.

     14. During the Relevant Period, the Leases provided that rent will be the greater of a fixed amount or a percentage amount that was calculated by multiplying specified percentages by the gross revenues for each of the Initial Hotels in excess of certain levels (the "Percentage Rent"). During the Relevant Period, the percentages used to compute the Percentage Rent (i) were not renegotiated in a manner that had the effect of basing the Percentage Rent on income or profits of any person and (ii) conformed with normal business practice.

     15. During the Relevant Period, the Company will not receive or accrue, directly or indirectly, any rent, interest, contingency fees, or other amounts that were determined in whole or in part with reference to the income or profits derived by any person (excluding amounts received as (i) rents from real property that were (A) based solely on a percentage or percentages of receipts or sales and the percentage or percentages were fixed at the time the leases were entered into, were not renegotiated during the term of the leases in a manner that had the effect of basing rent on income or profits, and conformed with normal business practices or (B) attributable to qualified rents from subtenants as provided by section 856(d)(6) of the Code and (ii) interest that was (A) based solely on a fixed percentage or percentages of receipts or sales or (B) attributable to qualified rents received or accrued by debtors as provided by section 856(f)(2) of the Code).

     16. During the Relevant Period, the Company will not own, directly or indirectly (within the meaning of section 856(d)(5) of the Code), 10% or more of the stock, by voting power or number of shares, of the Lessee. During the Relevant Period, the Company did not receive or accrue, directly or indirectly, any rents from real property from any of the following:

               a. a corporation of which the Company owned, directly or indirectly (within the meaning of section 856(d)(5) of the Code), 10% or more of the stock, by voting power or number of shares; or

               b. a noncorporate entity in which the Company owned, directly or indirectly (within the meaning of section 856(d)(5) of the Code), an interest of 10% or more of the assets or net profits.

     17. During the Relevant Period, less than 30% of the Company's gross income will be derived from the sale or other disposition of:

               a. stock, Qualified Hedging Contracts, or other securities held for less than one year;
               b.  property in a transaction that generated Prohibited Income;
          or

               c. real property (including interests in real property, interests in mortgages on



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          real property, regular and residual interests in REMICs, and mortgage pass-through securities) held for less than four years other than (i) property compulsorily or involuntarily converted to another form as a result of its destruction (in whole or in part), seizure, requisition, or condemnation (or the threat or imminence thereof) and (ii) Foreclosure Property.

     18. At the close of each calendar quarter of the Relevant Period, (i) at least 75% of the value of the Company's total assets will be represented by real estate assets (including interests in mortgages on real property and interests in REMICs, to the extent provided in Code section 856(c)(6)(E), cash and cash items (including receivables), and government securities (the "75% Basket") and
(ii) with respect to the Company's securities not included in the 75% Basket,
(A) not more than 5% of the value of Company's total assets will consist of the securities of any one issuer (excluding the Company or corporations with respect to which the Company held 100% of the stock at all times during the corporation's existence) and (B) the Company will not hold more than 10% of the outstanding voting securities of any one issuer (excluding the Company or corporations with respect to which the Company held 100% of the stock at all times during the corporation's existence).

     19. During the Relevant Period, the Company will maintain sufficient records as to its investments to be able to show that it complied with the diversification requirements described in the preceding paragraph.

     20. For the Relevant Period, the deduction for dividends paid by the Company (as defined in section 561 of the Code, but without regard to capital gain dividends, as defined in section 857(b)(3)(C) of the Code) will equal or exceed (i) the sum of (A) 95% of the Company's real estate investment trust taxable income (as defined in section 857(b)(2) of the Code, but without regard to the deduction for dividends paid and excluding any net capital gain) and (B) 95% of the excess of its net income from Foreclosure Property over the tax imposed on such income by section 857(b)(4)(A) of the Code, minus (ii) any excess noncash income (as defined in section 857(e) of the Code).

     21. The dividends paid by the Company during the Relevant Period will be made pro rata, with no preference to any shares as compared with other shares of the same class.

     22. Within 30 days after the end of the Relevant Period, the Company will demand written statements from its shareholders that, at any time during the last six months of such taxable year, owned 5% or more of its stock (or, if the Company had less than 2,000 and more than 200 shareholders of record of its stock on any dividend record date, 1% or more of its stock) setting forth the following information:

               a. the actual owners of the Company's stock (i.e., the persons who will be required to include in gross income in their returns the dividends received on the stock); and

               b. the maximum number of shares of the Company (including the number and


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          face value of securities convertible into stock of the Company) that will be considered owned, directly or indirectly (within the meaning of section 544 of the Code, as modified by section 856(h)(1)(B) of the
          Code), by each of the actual owners of any of the Company's stock at any time during the last half of the 1997 taxable year.

     23. During the Relevant Period, the Company will maintain the written statements described in the preceding paragraph in San Diego, California, and the statements will be available for inspection by the Internal Revenue Service (the "Service").

     24. During the Relevant Period, the Company will use the calendar year as its taxable year.

     25. During its 1997 taxable year and future taxable years, the Company will operate in such a manner to continue to satisfy the representations described in paragraphs 1 through 24 above as though (i) the term "Relevant Period" included such years and (ii) the term "Hotels" included both the Hotels and any other hotel properties in which the Company acquires an interest. In addition, the Company will operate in such a manner as to satisfy the representations described in paragraphs 11, 12, 13, 17, 18, 20, and 22 above for its 1996 taxable year and each of its subsequent taxable years.

     26. Beginning with the Company's 1996 taxable year, beneficial ownership of the Company will be held by 100 or more persons for at least 335 days of each taxable year.

     27. At no time during the last half of each taxable year beginning with the Company's 1997 taxable year will more than 50% in value of the Company's outstanding stock be owned, directly or indirectly (within the meaning of section 544 of the Code, as modified by section 856(h)(1)(B) of the Code), by or for five or fewer individuals. For that purpose, a qualified stock bonus, pension, or profit-sharing plan (as described in section 401(a) of the Code), a supplemental unemployment compensation benefits plan (as described in section 501(c)(17) of the Code), a private foundation (as described in section 509(a) of the Code), or a portion of a trust permanently set aside or to be used exclusively for charitable purposes (as described in section 642(c) of the Code) generally is considered an individual. However, stock held by a trust described in section 401(a) of the Code and exempt from tax under section 501(a) of the Code (a "Qualified Trust") generally is treated as held directly by the Qualified Trust's beneficiaries in proportion to their actuarial interests in the Qualified Trust.

     After reasonable inquiry, we are not aware of any facts inconsistent with the representations set forth above. Furthermore, where such representations involve matters of law, we have explained to the Company's representatives the relevant and material sections of the Code, the Treasury regulations thereunder (the "Regulations"), published rulings of the Service, and other relevant authority to which such representations relate and are satisfied that the Company's representatives understand such provisions and are capable of making such representations.

     Based on the documents, assumptions and representations set forth above, and the discussion in the Prospectus under the caption "Federal Income Tax Considerations" (which is incorporated


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herein by reference), I am of the opinion that:

          a. the Company qualifies to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable year ended December 31, 1996, and the Company's organization and current and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ended December 31, 1996, and in the future; and

          b. the descriptions of the law and the legal conclusions contained in the Prospectus under the caption "Federal Income Tax Considerations" are correct in all material respects, and the discussion thereunder does not omit any material provision with respect to the matters covered.

     I will not review the Company's compliance with the documents, assumptions, and representations set forth above on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT.

     The foregoing opinions are based on current provisions of the Code and the Regulations, published administrative interpretations thereof, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

     I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. I also consent to the references to Peter G. Aylward, A Professional Corporation under the caption "Federal Income Tax Considerations" in the Prospectus. In giving this consent, I do not admit that I am in the category of persons whose consent is required by Section 7 of the 1933 Act or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

     The foregoing opinions are limited to the federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any state or locality. I undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter is solely for the information and use of the addressees and may not be relied upon for any purpose by any other person without our express written consent.

                                   Very truly yours,


                                   /s/ Peter G. Aylward
                                   Peter G. Aylward


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